FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Unaudited Consolidated Financial Statements as of September 30, 2005 and December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

Unaudited Consolidated Financial Statements as of September 30, 2005 and December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004

$ : Argentine peso

US$ : U.S. dollar

$2.91 = US$1 as of September 30, 2005

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

Unaudited Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004

(In millions of Argentine pesos - see Note 3.c)

	As of September 30, 2005	As of December 31, 2004
	(unaudited)
ASSETS
Current Assets
Cash and banks	$21	$32
Investments, net	574	3,640
Accounts receivable, net	636	612
Other receivables	91	79
Inventories, net	148	79
Other assets	14	3

Total current assets	1,484	4,445

Non-Current Assets
Other receivables, net	261	228
Investments	2	2
Fixed assets, net	6,115	6,895
Intangible assets, net	738	773
Other assets	22	—

Total non-current assets	7,138	7,898

TOTAL ASSETS	$8,622	$12,343

LIABILITIES
Current Liabilities
Accounts payable	$803	$509
Debt	330	9,434
Salaries and social security payable	94	79
Taxes payable	164	154
Other liabilities	28	23
Contingencies	75	30

Total current liabilities	1,494	10,229

Non-Current Liabilities
Accounts payable	4	7
Debt	4,466	1,219
Salaries and social security payable	28	33
Taxes payable	119	5
Other liabilities	65	71
Contingencies	249	214

Total non-current liabilities	4,931	1,549

TOTAL LIABILITIES	$6,425	$11,778

Minority interest	998	257
Foreign currency translation adjustments	29	24
SHAREHOLDERS’ EQUITY	$1,170	$284

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$8,622	$12,343

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Nine-month periods ended September 30,
	2005	2004
Net sales	$4,057	$3,211
Cost of services	(2,636)	(2,153)

Gross profit	1,421	1,058
General and administrative expenses	(203)	(185)
Selling expenses	(872)	(666)

Operating income	346	207
Equity gain (loss) from related companies	7	(1)
Financial results, net	91	(622)
Other expenses, net	(109)	(69)
Gain on debt restructuring	1,424	—

Net income (loss) before income tax and minority interest	1,759	(485)
Income tax expense, net	(134)	(9)
Minority interest	(739)	224

Net income (loss)	$886	$(270)

Net income (loss) per share	82.57	(27,93)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2005 and 2004

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
Concept	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
	Common stock	Preferred shares
Balances as of January 1, 2004	$53	25	125	896	1,099	162	(616)	(454)	$645
Net loss	—	—	—	—	—	—	(270)	(270)	(270)

Balances as of September 30, 2004	$53	25	125	896	1,099	162	(886)	(724)	$375

Balances as of January 1, 2005	$53	25	125	896	1,099	162	(977)	(815)	$284
Net income	—	—	—	—	—	—	886	886	886

Balances as of September 30, 2005	$53	25	125	896	1,099	162	(91)	71	$1,170

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the nine-month period ended
	September 30, 2005	September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$886	$(270)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	33	60
Depreciation of fixed assets	1,100	1,194
Amortization of intangible assets	34	80
Equity (gain) loss from related companies	(7)	1
Consumption of materials	45	42
Fixed assets disposal	7	5
Provision for commissions	49	10
Provision for contingencies	63	28
Holdings results on inventories	13	—
Interest and other financial results	(344)	685
Gain on debt restructuring	(1,424)	—
Income tax	123	9
Minority interest	739	(224)
Net increase in assets	(139)	(137)
Net increase (decrease) in liabilities	204	(14)

Total cash flows provided by operating activities	1,382	1,469

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(407)	(300)
Intangible asset acquisitions	(13)	(1)
Proceeds for the sale of fixed assets and equity investments	13	—
Decrease in investments not considered as cash and cash equivalents	654	189

Total cash flows provided by (used in) investing activities	247	(112)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	30	—
Payment of debt	(3,286)	(6)
Payment of interest and debt-related expenses	(768)	(12)

Total cash flows used in financing activities	(4,024)	(18)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,395)	1,339
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,950	2,230

CASH AND CASH EQUIVALENTS AT PERIOD END	$555	$3,569

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Item 1

Index to the Notes to the Unaudited Consolidated Financial Statements

Note		Page
1	The Company and its operations	6
2	Regulatory framework of the Telecom Group	6
3	Preparation of financial statements	10
4	Summary of significant accounting policies	12
5	Breakdown of the main accounts	20
6	Supplementary cash flow information	23
7	Related party transactions	24
8	Debt of the Telecom Group	25
9	Shareholders’ equity	31
10	Income tax	35
11	Commitments and contingencies	37
12	Segment information	39
13	Selected consolidated quarterly information (unaudited)	43
14	Unconsolidated information	43
15	Other financial statement information	44

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;
•	The Transfer Agreement;
•	The Licenses granted to Telecom Argentina and its subsidiaries;
•	The Tariff Agreements; and
•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of September 30, 2005

As of September 30, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;
•	Public telephony;
•	Domestic and international long-distance telephony;
•	Domestic and international point-to-point link services;
•	Domestic and international telex services;
•	Value added services, data transmission, videoconferencing and broadcasting signal services; and
•	Internet access.

As of September 30, 2005, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and
•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;
•	the non-performance of material obligations;
•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;
•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and
•	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;
•	any transfer of the license and/or the related rights
•	and obligations, without the prior approval of the regulatory authority;
•	any encumbrance of the license;
•	the voluntary insolvency proceedings or bankruptcy of Personal and,
•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;
•	the bankruptcy of Nucleo and,
•	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The pesification of tariffs;
•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;
•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and
•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;
•	Service quality and investment plans, as contractually agreed;
•	The customers’ interests and access to the services;
•	The security of the systems; and
•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005.

In May 2004, Telecom Argentina signed a letter of understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina had expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund, although it establishes a mechanism for exemption from contribution for fixed telephony service providers, which combines loss of revenues and market share. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first Regulations of the SU - and after four years from the coming into effect of its amendments-, said Regulations are still to be implemented. Therefore, those under said Regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision derived from its obligation to make contributions to the SU Fund. As of September 30, 2005, such provision amounted to $54 million. Personal, as well as the other providers, is currently awaiting the establishment of the Fund as well as the guidelines to effect the above said contributions.

On May 4,2005, the SC issued Resolution No. 99/05, in which it clarifies that the required contribution of 1% of the total revenues constitutes an obligation by the providers of the SU Fund. Accordingly, the contributions cannot be billed separately to customers. Furthermore, the Resolution instructs the CNC to request the providers which improperly billed such amounts, to reimburse them under the terms and conditions which the CNC may decide, and to discontinue such practice. This resolution was implemented by CNC Resolution No. 2356/05 on July 8, 2005.

On August 9, 2005, Personal filed an injunction against Resolution No. 2356/05.

On October 11, 2005, and within the 90-day term set by Resolution No. 2356/05, Personal requested the CNC: i) to extend the deadline for the application of the resolution, ii) to issue more precise instructions for its implementation and iii) to resolve the injunction as soon as possible.

On October 12, 2005, the SC issued Resolution No. 301/05 resolving:

a)	to reject the claims filed by Personal and the other providers.

b)	to nullify CNC Resolution No. 2356/05.

c)	to instruct the CNC to order providers to reimburse the billed amounts and discontinue this practice.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

On October 25, 2005, the CNC ordered Personal:

a)	to discontinue charging their customers the 1% corresponding to SU.

b)	to reimburse the amounts collected as SU within 15 working days, plus interest applying the same rate used for overdue invoices from customers.

c)	to identify in the invoices the amounts to be reimbursed.

d)	to file within 40 working days after the deadline stated on point b) above certain information to the CNC for the verification of the reimbursements.

The management of Personal, together with its legal counsel’s advise, considers that it has solid legal grounds to appeal these resolutions. However, considering the current situation, management has decided to reimburse the amounts which had been billed to post-paid clients from January 1, 2001 to June 28, 2005 (Personal stopped billing SU amounts on such date). Notwithstanding the fact that Personal will reimburse such amounts, management considers this action does not invalidate its merits to claims.

Personal has recorded a liability amounting to approximately $23 million corresponding to the amount estimated to be reimbursed to its customers.

3. Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of September 30, 2005 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia (iii)	75.00%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at September 30, 2005.
(iii)	In process of liquidation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	8,523	8,622	(99)
Total liabilities	6,425	6,425	—
Shareholders’ equity	1,116	1,170	(54)
Net income	892	886	6

(d) Interim financial information

The accompanying September 30, 2005 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2005 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,906,000 (unaudited) at September 30, 2005 and 3,750,000 (unaudited) at September 30, 2004 and wireless customer lines (prepaid lines were not included) were 1,728,000 (unaudited) at September 30, 2005 and 807,000 (unaudited) at September 30, 2004.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net (loss) income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net (loss) income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net (loss) income in the statements of income and the net (loss) income used to calculate the earning per ordinary share:

	Nine-month periods ended September 30,
	2005	2004
Net income in the statements of income	$886	$(270)
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(446)	121

Total results used to calculate earning per ordinary share.	$440	$(149)

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

4. Summary of significant accounting policies

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

•	International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the nine-month periods ended September 30, 2005 and 2004, net foreign currency transaction gains or losses were a gain of $640 and a loss of $71, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

Telecom Argentina has investments in certain government bonds. Telecom Argentina has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(i) Other assets, net

Buildings held for sale are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings	11 –50
Transmission equipment	7 –10
Switching equipment	7 –10
Power equipment	10
External wiring	17
Telephony equipment and instrument	6 –10
Installations	4 –10
Computer equipment	3 – 5

As of the date of these financial statements, Telecom has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.8% of the total transferred buildings, representing $18 of net carrying value as of September 30, 2005. Nevertheless, Telecom is in complete possession of these fixed assets and operates them normally.

During the second quarter ended June 30, 2005, independent appraisals helped Telecom Argentina’s subsidiary, Personal, to reassess the appropriateness of the useful lives of certain of its fixed assets. As a result of the work, Personal changed the useful lives of its TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal recognized accelerated depreciation of $ 24 related to these assets.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $10 and $3 for the nine-month periods ended September 30, 2005 and 2004, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $343 as of September 30, 2005 and $443 as of December 31, 2004.

The Telecom Group does not have assets under capital leases as of September 30, 2005 and 2004.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the nine-month periods ended September 30, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period of 6.5 years.

•	Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances. As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, these expenses were fully amortized as of August 31, 2005.

•	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles.

•	Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In the preparation of such estimates, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s tariffs which would enable Telecom Argentina to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% and 30%, respectively, for all periods presented.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of September 30, 2005. Accordingly, the Telecom Group has determined an additional proportional charge for the nine-month period ended September 30, 2005 for the tax on minimum presumed income of $33, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.8% and 3.6% for the nine-month periods ended September 30, 2005 and 2004, respectively.

(o) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of September 30, 2005 and December 31, 2004.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

While the Convertibility Law was in effect, as part of its risk management strategy, Telecom had used derivative financial instruments to hedge its exposure to foreign exchange rate fluctuations related to Telecom Argentina’s indebtedness not denominated in US dollars in order to reach a “natural hedge” with its income fixed in US dollars. During the fiscal year 2002, due to the end of the Convertibility Law and the suspension of the payments of the financial debt, Telecom Group had to prepay all of these derivative financial instruments that have been designated and recorded as hedge instruments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

During August and September 2005, having Telecom Argentina successfully completed its debt restructuring process, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated New Notes. The principal terms and conditions of these contracts are disclosed in Note 8.2.a.

Considering that Telecom Argentina primarily generates cash flows in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of prepaid terms -see additional information in Note 8.3.-), this hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in financial results as “Loss on derivatives”

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into foreign exchange swap contracts for speculative or trading purposes.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2005 and 2004 are shown in Note 17.h. under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(v) Gain on debt restructuring

Due to their materiality, the gain on debt restructuring has been included in a separate line item in the statement of income titled “Gain on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of September 30, 2005	As of December 31, 2004
Cash	$4	$3
Banks	17	29

	$21	$32

(b) Investments

Investments consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Time deposits	$429	$3,340
Government bonds, equity investments and mutual funds	145	356
Subtotal	574	3,696

Impairment loss on the Argentina 2004 bond	—	(56)

	$574	$3,640

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Voice, data and Internet	$383	$379
Wireless (i)	336	303
Directories publishing	20	34

Subtotal	739	716
Allowance for doubtful accounts	(103)	(104)

	$636	$612

(i)	Includes $27 as of September 30, 2005 and $49 as of December 31, 2004 corresponding to international wireless receivables.

(d) Other receivables

Other receivables consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Tax credits	$40	$27
Prepaid expenses	20	17
Advances to employees	2	2
Other	29	33

	$91	$79

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

	As of September 30, 2005	As of December 31, 2004
Non current
Credit on minimum presumed income tax (i)	$235	$200
Other tax credits	9	6
Prepaid expenses	13	14
Other	13	14

Subtotal	270	234
Allowance for doubtful accounts	(9)	(6)

	$261	$228

(i)	Considering current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of September 30, 2005	As of December 31, 2004
Wireless handsets and equipment	$149	$82
Allowance for obsolescence	(1)	(3)

	$148	$79

(f) Other assets

Other assets consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Deferred printing cost	$3	$1
Raw materials	11	2

	$14	$3
Non current
Buildings held for sale	34	—
Allowance for obsolescence	(12)	—

	$22	$—

(g) Accounts payable

Accounts payable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Suppliers	$712	$451
Deferred revenues	65	40
SU reimbursement	23	—
Related parties (Note 7)	3	18

	$803	$509
Non current
Suppliers	$4	$7

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Vacation, bonuses and social security payable.	$75	$58
Special termination benefits	13	16
Other	6	5

	$94	$79

Non current
Special termination benefits	$28	$29
Other	—	4

	$28	$33

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Taxes payable

Taxes payable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Turnover tax	$40	$39
VAT, net	10	32
Tax on minimum presumed income, net	13	17
Income tax, net (i)	17	1
Tax on Universal Service	54	39
Other	30	26

	$164	$154

Non current
Deferred tax liabilities	$119	$5

(i)	Corresponds to Telecom Argentina and Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	2	2
Other	13	8

	$28	$23

Non current
Court fee	$16	$15
Deferred revenue on sale of capacity and related services	27	36
Asset retirement obligations	13	13
Retirement benefits	9	7

	$65	$71

(k) Net sales

Net sales consist of the following:

	Nine-month periods ended
	September 30, 2005	September 30, 2004
Voice	$1,780	$1,690
Data	112	114
Internet	230	194

Subtotal	2,122	1,998
Wireless	1,918	1,205
Directories publishing	17	8

	$4,057	$3,211

(l) Equity gain (loss) from related companies

Equity gain (loss) from related companies consists of the following:

	Nine-month periods ended
	September 30, 2005	September 30, 2004
Gain on sale of equity interest in Intelsat Ltd.	7	—
Nahuelsat	—	(1)

	$7	$(1)

(m) Financial results, net

Financial results, net consist of the following:

	Nine-month periods ended
	September 30, 2005	September 30, 2004
Generated by assets
Interest income	$89	$67
Foreign currency exchange (loss) gain	(291)	40
Impairment loss on the Argentina 2004 bond	—	(57)
Other	(27)	7

Total generated by assets	$(229)	$57

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

	Nine-month periods ended
	September 30, 2005	September 30, 2004
Generated by liabilities
Interest expense	$(575)	$(551)
Less capitalized interest on fixed assets	10	3
Foreign currency exchange gain (loss)	931	(111)
Loss on derivatives	(27)	—
Loss on discounting of debt	(21)	—
Other	2	(20)

Total generated by liabilities	$320	$(679)

Total financial results	$91	$(622)

(n) Other expenses, net

Other expenses, net consist of the following:

	Nine-month periods ended
	September 30, 2005	September 30, 2004
Termination benefits	$(30)	$(44)
Provision for contingencies	(63)	(28)
SU reimbursement	(11)	—
Other, net	(5)	3

	$(109)	$(69)

(o) Gain on debt restructuring

Gain on debt restructuring consist of the following:

	Nine-month periods ended
	September 30, 2005	September 30, 2004
Discount on principal	$167	$—
Discount on accrued and penalty interest	984	—
Gain on discounting of debt	352	—
Subtotal before related expenses and income tax	1,503	—

Other related expenses	(79)	—

	$1,424	$—

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2005	2004	2004	2003
Cash and banks	$21	$36	$32	$27
Current investments	574	3,599	3,640	2,454

Total as per balance sheet	$595	$3,635	$3,672	$2,481
Less:
Items not considered cash and cash equivalents
• Time deposits with maturities of more than three months	—	(58)	(463)	(193)
• Government bonds (i)	(40)	(8)	(251)	(58)
• Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows.	$555	$3,569	$2,950	$2,230

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004 includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$18	$(2)
Trade accounts receivable	(39)	(20)
Other receivables	(23)	(30)
Inventories	(84)	(76)
Other assets	(11)	(9)

	$(139)	$(137)

Net (decrease) increase in liabilities
Accounts payable	$254	$13
Salaries and social benefits payable	10	(3)
Taxes payable	(29)	(11)
Other liabilities	1	(1)
Contingencies	(32)	(12)

	$204	$(14)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

Income taxes paid during the nine-month period ended September 30, 2005 amounted to $11. Interest paid during the nine-month periods ended September 30, 2005 and 2004, amounted to $768 and $12, respectively.

•	Non-cash investing and financing activities:

	Nine-month periods ended September 30,
	2005	2004
Acquisition of fixed assets through incurrence of accounts payable	$115	$160
Capitalized interest on fixed assets	10	3
Wireless handsets lent to customers at no cost (i)	2	2
Provision for minimum presumed income tax	28	26
Cash deposit to guarantee the payment of satellite services of Intelsat Ltd.	1	—
Capacity-related services	5	—
Payment of claims through the use of provision for contingencies	—	7
Foreign currency translation adjustments in:
• Accounts receivables	3	1
• Other receivables	1	—
• Accounts payable	1	1
• Taxes payable	1	—
• Other liabilities	1	—
Government bonds and tax credits exchanged for tax certificates	—	35

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2005	2004
Government bonds with maturities of more than three months	$212	$52
Time deposits with maturities of more than three months	442	137

Total cash flows from investments not considered as cash equivalents	$654	$189

Financing activities components:

	Nine-month periods ended September 30,
	2005	2004
Debt proceeds	$30	$—
Payment of Notes	(3,199)	—
Payment of bank loans	(87)	(6)
Payment of interest on Notes and debt-related taxes	(722)	—
Payment of interest on bank loans	(46)	(12)

Total financing activities components	$(4,024)	$(18)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Nine-month periods ended September 30,
	2005	2004
• Total cash flows provided by operating activities	$1,649	$1,427
Total cash flows provided by (used in) investing activities	247	(112)
Total cash flows used in financing activities	(4,024)	(18)
Effect of exchange rate changes on cash and cash equivalents	(267)	42

(Decrease) increase in cash and cash equivalents	$(2,395)	$1,339

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of June 30, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	2	2
Entel PCS Telecomunicaciones S.A. (a)	2	2
TIM Brasil S.A. (a)	1	—

	$5	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	2	12
Italtel S.A. (a)	1	—
Tel3 S.A. (a) (c)	—	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (c)	—	2
Entel Chile S.A. (a) (d)	—	1
Telecom Italia S.p.A. Argentine branch (a)	—	1
Etec S.A. (a)	—	1

	$3	$18

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions (continued)

		Nine-month periods ended
	Transaction description	September 30, 2005	September 30, 2004
Services rendered:
Entel Chile S.A. (a) (d)	International inbound calls	$5	$6
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	2	—
Entel (Bolivia) (a)	International inbound calls	1	—
Golden Lines (a) (c)	International inbound calls	1	1
Telecom Italia S.p.A. (a)	International inbound calls	—	4
Latin American Nautilus (a) (e)	International inbound calls	—	2
Entel PCS Telecomunicaciones S.A. (a)	Roaming	5	3
Telecom Italia Mobile S.p.A. (a)	Roaming	3	2
TIM Celular S.A. (a)	Roaming	4	2
Corporación Digitel CA (a)	Roaming	1	—

Total net sales		$22	$20

Services received:
Nahuelsat (f)	Rental expenses	$(4)	$(6)
Intelsat Ltd. (g)	Rental expenses	(1)	(2)
Telecom Italia Argentine branch (a)	Fees for services	(2)	(3)
Telecom Italia S.p.A. (a)	International outbound calls	(7)	(2)
Tel3 S.A. (a) (c)	Fees for services	(8)	(8)
Entel Chile S.A. (a) (d)	International outbound calls	(5)	(7)
Entel (Bolivia) (a)	International outbound calls	(3)	(2)
Etec S.A. (Cuba) (a)	International outbound calls	(4)	(2)
La Caja ART S.A. (b)	Insurance	(3)	(2)
Caja de Seguros S.A. (b)	Insurance	(1)	(1)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(6)	—
Golden Lines (a).(c)	International outbound calls	(1)	(1)
Telecom Italia Mobile S.p.A. (a)	Roaming	(5)	(1)
Entel PCS Telecomunicaciones S.A. (a)	Roaming	(1)	—
TIM Celular S.A. (a)	Roaming	(2)	—
Italtel S.A. (a)	Maintenance, materials and supplies	(1)	(2)
Teco Soft Argentina S.A. (a)	Fees for services	—	(4)
Latin American Nautilus (a) (e)	International outbound calls and lease of circuits	(1)	(2)

Total operating costs		$(55)	$(45)

	Nine-month periods ended
Transaction description	September 30, 2005	September 30, 2004
Purchases of fixed assets/intangible assets:
Tel3 S.A. (a) (c)	3	2
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (c)	6	4
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A. (a) (c)	—	4

Total fixed assets and intangible assets	$9	$10

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of W de Argentina—Inversiones S.L.
(c)	These companies were a related party until July 28, 2005.
(d)	This company was a related party until April 1, 2005.
(e)	The Telecom Group had 10% of the capital stock in such company.
(f)	The Telecom Group had 5.75% of the capital stock in such company until August 22, 2005.
(g)	The Telecom Group had 0.15% of the capital stock in such company.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of September 30, 2005, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

8 - Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of September 30, 2005 the Telecom Group’s short-term and long-term debt comprises the following:

	As of September 30, 2005	As of December 31, 2004
Short-term debt:
• Principal:
Notes (*)	$228	$5,353
Bank loans	30	1,177
Fixed assets financing	—	1,475

Subtotal	258	8,005
• Accrued interest	72	1,259
• Penalty interest	—	170

Total short-term debt	$330	$9,434

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

	As of September 30, 2005	As of December 31, 2004
Long-term debt:
• Principal:
Notes	$3,650	$—
Bank loans	1,152	1,260
Gain on discounting of debt	(363)	(41)
Derivatives	27	—

Total long-term debt	$4,466	$1,219

Total debt	$4,796	$10,653

(*)	Corresponds to the optional prepayment made by Telecom Argentina for an aggregate amount of US$78 million on October 17, 2005.

As further described below, on August 31, 2005, all the outstanding debt was restructured. The following table segregates the Telecom Group’s debt by company as of September 30, 2005:

	Telecom	Personal	Nucleo	Eliminations	Consolidated
Restructured debt
• Principal	3,878	1,206	65	(89)	5,060
• Accrued interest	22	52	—	(2)	72

Subtotal	3,900	1,258	65	(91)	5,132
• Net gain on discounting of debt	(337)	(40)	—	14	(363)
• Derivatives	27	—	—	—	27

Total restructured debt	3,590	1,218	65	(77)	4,796

• Current	250	82	—	(2)	330
• Non current	3,340	1,136	65	(75)	4,466

8.2. Restructured debt

As further described below, Telecom Argentina, Personal and Nucleo restructured their outstanding debts, as follows:

(a) Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE, by paying the following concepts:

1.	Telecom Argentina issued Series A Notes in the following currencies and original principal amounts: $26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. Additionally, Telecom Argentina paid to creditors who received consideration under Option A interest payments for the period January 1, 2004 through August 31, 2005 (based on the nominal amount of Series A Notes) at the contractual interest rates, amounting to $1 million, US$10 million, Euro 43 million and Yen 396 million.

2.	Telecom Argentina issued US$999 million of Series B Notes under Option B. Additionally, Telecom Argentina paid creditors who received consideration under Option B interest for the period January 1, 2004 through August 31, 2005 (based on the nominal amount of Series B Notes) at the contractual interest rate, amounting to US$150 million.

3.	Telecom Argentina paid an aggregate amount equal to US$565 million to creditors who selected or were allocated into Option C. Additionally, Telecom Argentina paid creditors who received consideration under Option C interest on this Option for the period January 1, 2004 through August 31, 2005 at an annual rate of 2.28%, amounting to US$21 million.

4.	Telecom Argentina made payments equal to US$534 million under the terms of the new Notes issued pursuant to the APE consisting of:

a.	The mandatory principal amortization payments scheduled for October 15, 2004 and April 15, 2005, equal to US$143 million.

b.	The cash amounts reserved but not applied pursuant to Option C under the APE (equal to US$98 million) and an additional principal prepayment, that will be applied as a Note Payment and will cover the principal amortization payments under the new Notes up to and including October 15, 2007 (equal to US$293 million).

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow the collection procedures detailed in the restructuring section of Telecom Argentina’s website.

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Moreover, Standard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes issued as consideration of the APE.

The following table shows the outstanding series of Notes as of September 30, 2005:

					Book value at September 30, 2005 (in million of $)
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 83	October 2014	241	1	242	(39)	203
A-1	2	Euro 493	Euro 418	October 2014	1,462	6	1,468	(219)	1,249
B-1	—	US$ 933	US$ 560	October 2011	1,630	13	1,643	—	1,643

					3,333	20	3,353	(258)	3,095

Unlisted
A-2	1	US$ 7	US$ 6	October 2014	18	—	18	(3)	15
A-2	2	Euro 41	Euro 35	October 2014	122	1	123	(18)	105
A-2	3	Yen 12,328	Yen 10,454	October 2014	268	—	268	(58)	210
A-2	4	$26	$22	October 2014	22	—	22	—	22
B-2	—	US$ 66	US$ 39	October 2011	115	1	116	—	116

					545	2	547	(79)	468

					3,878	22	3,900	(337)	3,563

In addition, the new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes.

As a consequence of the closing of Telecom Argentina’s debt restructuring process, Telecom Argentina reduced the face value of its financial debt in $352 as of August 31, 2005, with a charge to Gain on debt restructuring. This gain on discounting of debt will be reversed monthly up to the maturity of the related debt. So, as of September 30, 2005, the gain on discounting of debt amounted to $337.

As described in Note 5.o, Telecom Argentina recorded a gain on debt restructuring of $1,503, equal to US$ 516 million, before related expenses and income tax, as follows:

Equivalent amounts in US$ million	Outstanding debt as of August 31, 2005 (I)	Amounts paid on August 31, 2005 (II)		Discounts (III)	Restructured debt (nominal value) (b) (IV) = (I)–(II)–(III)	Gain on discounting of debt (V)	Book value (VI) = (IV)-(V)
Principal	2,506	(1,099	)(a)	(58)	1,349	(121)	1,228
Accrued interest	502	(247)		(255)	—	—	—
Penalty interest	82	—		(82)	—	—	—

	3,090	(1,346)		(395)	1,349	(121)	1,228

(a)	Includes an optional payment equal to US$293 million.
(b)	Corresponds to the issuance of Notes equal to US$1,883 million, net of a payment of US$534 million.

In compliance with the terms of the APE, on October 17, 2005, Telecom Argentina made an interest payment for an aggregate amount equal to US$13 million for the period August 1, 2005 through October 15, 2005 and an optional principal prepayment for an aggregate amount equal to US$78 million that was applied to pay the full amount of the scheduled amortization payments on the new notes payable on April 2008.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

•	Derivatives

As indicated in Note 4.q, having Telecom successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated New Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay on certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiated or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at September 30, 2005 are as follows:

Maturity date	Principal nominal amount (in millions)		Characteristics of the agreement
	Euros to be received	US$ to be paid
Swap in euros
10/15/05	2.1	2.6	• Date of the contract	08.23.05
04/15/06	1.2	1.5	• Principal swap exchange rate	1.2214 US$/Euro
10/15/06	31.8	38.8	• Interest rate to be received in Euros(*)	4.83% annual
04/15/07	40.8	49.8	• Interest rate to be pay in US$	6.90% annual
10/15/07	42.0	51.3	• Total capital and interest to be received in Euros	489 million
04/15/08	43.5	53.2	• Total capital and interest to be pay in US$	626 million
10/15/08	271.4	331.4	• Swap estimated market value as of 09.30.05 (assets)/liabilities	US$9.5 million

Total swap in euros	Euro 432.8	528.6

Swap in yens	Yens to be received	US$ to be paid
10/15/05	49	0.4	• Date of the contract	09.30.05
04/15/06	28	0.2	• Principal swap exchange rate	113.3 Yen/US$
10/15/06	733	6.5	• Interest rate to be received in Japanese yens(*)	1.93% annual
04/15/07	942	8.3	• Interest rate to be pay in US$	6.02% annual
10/15/07	970	8.6	• Total principal and interest to be received in Japanese yens	10,515 millions
04/15/08	1.005	8.9	• Total principal and interest to be pay in US$	102 millions
10/15/08	6.273	55.4	• Swap estimated market value as of 09.30.05 (assets)/liabilities	—

Total swap in yens	Yen 10,000	88.3

	Total	616.9

(*)	Coincident to the New Notes rates nominated in that currency in such period.

• Legal actions brought against Telecom Argentina

1. Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings(juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At September 30, 2005, attachments for said proceedings amount approximately US$0.9 million, and are in the process of being released.

2. Originated by the homologation of the APE

On October 12, 2005, Telecom has requested the overseeing judge to declare that, by the issuance of debt with new payment and the payment of cash consideration on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets shall cease to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

3. Contingent judicial claims by non-participant creditors

As non-participant creditors might file a judicial claim in foreign countries with the purpose of collecting their original financial claim, on September 13, 2005, Telecom has filed a petition with the New York courts for the acceptance and execution of the APE’s judicial proceedings in the United States of America, which is well-founded in Section 304 of the U.S. Bankruptcy Law, so that the APE’s self-effects shall reach said claim and any other filed in said jurisdiction.

The opposing party in these proceedings is the US Bank N.A (First Trust of New York), Indenture Trustee of the outstanding notes subject to the APE. When the abovementioned trustee first appeared on the file on October 11, 2005, said trustee did not object the court’s acceptance of the APE’s effects in the United States of America. However, The Argo Fund, an alleged creditor to Telecom, has appeared on the file and has opposed to Telecom’s request, despite The Argo Fund is not a party in these proceedings. The file shall be probably open to testimony very soon, and then the bankruptcy judge shall decide (a) if The Argo Fund is in legal standing; and (b) about The Argo Fund’s opposition, especially the matter of incompetence that was brought forth by said creditor.

It should be stated that, even if the decision is not favorable to Telecom’s interests, any claim (summary attachment proceedings or bankruptcy petition) which non-participant creditors may file in Argentina against Telecom shall be rejected due to the application of Sections 56 and 76 of the Bankruptcy Law, which stipulate that the approved agreement is applicable to all unsecured creditors or to any case prior to the submission of the homologation request.

(b) Personal

In November 2004 Personal completed the restructuring of its debt which comprised of a reduction in principal and interest, a cash payout and the extension of maturity of the remaining indebtedness for a total amount of approximately US$ 413 million of which, on April 15, 2005, Personal made a prepayment to holders of the new loans for an aggregate amount of US$ 4 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on April 15, 2005 and October 15, 2005 and a portion of the scheduled amortization payments on the new loans payable on April 15, 2006. Likewise, Personal made an additional optional prepayment for an aggregate amount of US$ 5 million, payable on April 15, 2006. The outstanding debt is comprised of the following:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	43	125	5.53% – 8%	October 2014
Series B	361	1,051	9%, 10% and 11%	October 2011

Total principal	404	1,176

(i)	Escalated interest rates for US dollar denominated notes.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (November 2004). Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%.

(c) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors (as of September 30, 2005, US$19 million). Foreign creditors agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors (as of September 30, 2005, US$3 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring, the new debt has not been discounted.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

During fiscal year 2005, Nucleo has made optional prepayments to holders of the new loans for an aggregate amount of US$22 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2007 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008 plus the accrued interests as of that dates. Consequently, Nucleo’s outstanding debt as of September 30, 2005, amounts to US$22 million with maturity date on December 27, 2008.

8.3. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at Telecom Argentina’s option, retire the debt instruments through open market purchases or pro-rata prepayments.

Prior to making any such payment with Excess Cash, each of Telecom Argentina and Personal is permitted to retain a specific portion of the Excess Cash to (i) supplant the company’s existing cash balance and to (ii) apply it for specified business-related needs. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Personal and Nucleo distribution payments

If Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the respective new debt instruments of Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal and by Personal to Nucleo. These restricted payments covenants also restrict the ability of Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

g) With respect to Nucleo, maintenance of certain financial ratios.

8.4. Events of default for Telecom Argentina, Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the respective new debt instruments of Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

9 – Shareholders’ equity

9.1 – Of the Company

As of September 30, 2005 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	92
Non declared and non paid redemption corresponding to fiscal year 2002	55	92
Non declared and non paid redemption corresponding to fiscal year 2003	55	92
Non declared and non paid redemption corresponding to fiscal year 2004	55	92
Redemption corresponding to fiscal year 2005 and thereafter	97	160

	317	528

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	32
Corresponding to fiscal year 2002	19	32
Corresponding to fiscal year 2003	19	32
Corresponding to fiscal year 2004	19	32
Corresponding to fiscal year 2005	14	23

	90	151

	407	679

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2005, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of capital. This situation was not maintained as of September 30, 2005.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004. In May 2005, the government has formally issued an extension until December 10, 2005.

9.2 – Of Telecom Argentina

(a) Common stock

At September 30, 2005, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion of the shares held in the Trust which had been released from the injunction, to Class B shares.

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of Telecom Argentina) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since Telecom Argentina reported significant losses for the year ended December 31, 2004, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of capital. This situation was not maintained as of September 30, 2005.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004. In May 2005, the government has formally issued an extension until December 10, 2005.

10. Income tax

Income tax (expense) benefit for the nine-month periods ended September 30, 2005 and 2004 consists of the following:

	Nine-month periods ended September 30,
	2005	2004
Current tax expense	$(20)	$(4)
Deferred tax expense	(114)	(5)

Income tax expense	$(134)	$(9)

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of September 30, 2005	As of December 31, 2004
Tax loss carryforwards	$946	$1,573
Foreign exchange gains and losses	100	161
Allowance for doubtful accounts	68	78
Provision for contingencies	114	82
Other deferred tax assets	40	241

Total deferred tax assets	1,268	2,135
Fixed assets	(220)	(293)
Inflation adjustments (i)	(959)	(1,152)

Total deferred tax liabilities	$(1,179)	$(1,445)
Subtotal deferred tax assets	89	690
• Valuation allowance	(208)	(695)

Net deferred tax liabilities	$(119)	$(5)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

Income tax (expense) benefit for the nine-month periods ended September 30, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Nine-month periods ended September 30,
	2005	2004
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(615)	$169
Non taxable items	8	(8)
Tax payable	(14)	—
Change in valuation allowance	487	(170)

Income tax expense	$(134)	$(9)

As of September 30, 2005, the Company has accumulated operating tax loss carryforwards of approximately $946. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Personal	Total consolidated
2007	1	757	—	149	907
2008	1	—	2	—	3
2009		34	—	—	34
2010	—	—	2	—	2

Total	2	791	4	149	946

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its net deferred tax assets that, as of September 30, 2005, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets. The Company also has recorded a valuation allowance for its deferred tax assets.

(a) Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

In a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

In August 2005, the CPCECABA approved the RT and Interpretations issued by the FACPCE, in which it is proposed an optional treatment for companies that have not recorded liabilities for the differences arising between the tax basis and the related indexed amounts of fixed assets mentioned above. Those companies that have recognized related liabilities, as Telecom Argentina did, will not be able to apply the option. This resolution will be effective for the Company in the fiscal year 2006. As of the date of these financial statements, the CNV has not adopted this resolution.

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $131 as of September 30, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Telecom Group contributed $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers – for an estimated amount of $10 - which would facilitate their access to financing.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $324 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of September 30, 2005, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina´s criteria for calculating depreciation of its fiber optic network. In May 2005 Telecom Argentina was notified of the National Fiscal Court unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 million as principal and $24.8 million as interest.

Under Argentine GAAP, the abovereferenced payment does not meet the criteria to be recognized as a tax credit. Thus, as of June 30, 2005, Telecom Argentina has recorded a charge to income taxes of $9.4 million and financial results, net (interest generated by liabilities) of $24.8 million in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 million which Telecom Argentina estimates it would be recovered through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragrapg above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 million against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina´s results of operations and financial condition.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2005, these restricted funds totaled $9. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas
Wireless	Personal
Nucleo
Cable Insignia
Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the nine-month periods ended September 30, 2005 and 2004, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the nine-month period ended September 30, 2005

• Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Handsets	—	219	—	—	219
Services	2,122	1,699	17	—	3,838

Net sales	2,122	1,918	17	—	4,057

Salaries and social security	(412)	(83)	(9)	—	(504)
Turnover tax	(71)	(84)	—	—	(155)
Maintenance, materials and supplies	(153)	(55)	(4)	—	(212)
Bad debt expense	(4)	(15)	1	—	(18)
Interconnection costs	(107)	—	—	—	(107)
Cost of international outbound calls	(72)	—	—	—	(72)
Lease of circuits	(22)	(12)	—	—	(34)
Fees for services	(57)	(50)	—	(1)	(108)
Advertising	(29)	(66)	(2)	—	(97)
Cost of cellular handsets	—	(391)	—	—	(391)
Commissions	(42)	(270)	—	—	(312)
Others	(139)	(423)	(5)	—	(567)

Operating income (loss) before depreciation and amortization	1,014	469	(2)	(1)	1,480
Depreciation of fixed assets	(821)	(278)	(1)	—	(1,100)
Amortization of intangible assets	(7)	(27)	—	—	(34)

Operating income (loss)	186	164	(3)	(1)	346
Equity gain from related companies	7	—	—	—	7
Financial results, net	172	(82)	1	—	91
Other expenses, net	(82)	(24)	(2)	(1)	(109)
Gain on debt restructuring	1,424	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,707	58	(4)	(2)	1,759

Income tax	(172)	37	1	—	(134)
Minority interest	—	(4)	—	(735)	(739)

Net income (loss)	1,535	91	(3)	(737)	886

• Balance sheet information

Fixed assets, net	4,655	1,460	—	—	6,115
Intangible assets, net	74	661	3	—	738
Capital expenditures excluding materials	149	191	—	—	340
Depreciation of fixed assets	(821)	(292)	(1)	—	(1,114)
Amortization of intangible assets	(10)	(36)	—	—	(46)

• Cash flow information

Cash flows provided by (used in) operating activities	955	430	(1)	(2)	1,382

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(210)	(210)	—	—	(420)
Decrease in investments not considered as cash and cash equivalents	667	—	—	—	667

Total cash flows provided by (used in) investing activities	457	(210)	—	—	247

Cash flows from financing activities:
Debt proceeds	—	30	—	—	30
Payment of debt	(3,199)	(87)	—	—	(3,286)
Payment of interest and debt-related expenses	(722)	(46)	—	—	(768)

Total cash flows used in financing activities	(3,921)	(103)	—	—	(4,024)

Increase (decrease) in cash and cash equivalents	(2,509)	117	(1)	(2)	(2,395)
Cash and cash equivalents at the beginning of year	2,850	89	1	10	2,950

Cash and cash equivalents at period end	341	206	—	8	555

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the nine-month period ended September 30, 2004

• Income statement information
	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Handsets	—	90	—	—	90
Services	1,998	1,115	8	—	3,121

Net sales	1,998	1,205	8	—	3,211

Salaries and social security	(363)	(64)	(7)	—	(434)
Turnover tax	(63)	(54)	—	—	(117)
Maintenance, materials and supplies	(131)	(23)	(2)	—	(156)
Bad debt expense	8	(9)	—	—	(1)
Interconnection costs	(101)	—	—	—	(101)
Cost of international outbound calls	(60)	—	—	—	(60)
Lease of circuits	(25)	(2)	—	—	(27)
Fees for services	(67)	(18)	(1)	(1)	(87)
Advertising	(19)	(43)	(2)	—	(64)
Cost of cellular handsets	—	(150)	—	—	(150)
Commissions	(40)	(125)	(1)	—	(166)
Others	(121)	(246)	—		(367)

Operating income (loss) before depreciation and amortization	1,016	471	(5)	(1)	1,481
Depreciation of fixed assets	(958)	(234)	(2)	—	(1,194)
Amortization of intangible assets	(46)	(33)	(1)	—	(80)

Operating (loss) income	12	204	(8)	(1)	207
Equity gain from related companies	—	—	(1)	—	(1)
Financial results, net	(485)	(138)	1	—	(622)
Other expenses, net	(57)	(11)	(1)	—	(69)

Net (loss) income before income tax and minority interest	(530)	55	(9)	(1)	(485)
Income tax	—	(12)	3	—	(9)
Minority interest	—	2	—	222	224

Net (loss) income	(530)	45	(6)	221	(270)

• Balance sheet information
Fixed assets, net	5,563	1,514	2	—	7,079
Intangible assets, net	62	697	3	—	762
Capital expenditures excluding materials	73	177	—	—	250
Depreciation of fixed assets	(958)	(239)	(2)	—	(1,199)
Amortization of intangible assets	(48)	(39)	(1)	—	(88)

• Cash flow information
Cash flows provided by (used in) operating activities	1,185	288	(1)	(3)	1,469

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(111)	(190)	—	—	(301)
Decrease in investments not considered as cash and cash equivalents	133	56	—	—	189

Total cash flows provided by (used in) investing activities	22	(134)	—	—	(112)

Cash flows from financing activities:
Payment of debt	—	(6)	—	—	(6)
Payment of interest and debt-related expenses	—	(12)	—	—	(12)

Total cash flows used in financing activities	—	(18)	—	—	(18)

Increase (decrease) in cash and cash equivalents	1,207	136	(1)	(3)	1,339
Cash and cash equivalents at the beginning of year	1,786	428	2	14	2,230

Cash and cash equivalents at period end	2,993	564	1	11	3,569

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637

	4,057	1,480	346	91	886
Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 31, 2005	As of December 31, 2004
ASSETS
Current Assets
Investments	8	10
Other receivables	—	1

Total current assets	8	11

Non-Current Assets
Investments	1,163	275

Total non-current assets	1,163	275

TOTAL ASSETS	$1,171	$286

LIABILITIES
Current Liabilities
Taxes payable	1	1
Other liabilities	—	1

Total current liabilities	1	2

TOTAL LIABILITIES	$1	$2

SHAREHOLDERS’ EQUITY	$1,170	$284

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,171	$286

Statements of income:

	Nine-month periods ended September 30,
	2005	2004
General and administrative expenses	$(1)	$(1)
Equity gain (loss) from related companies	888	(269)
Other expenses, net	(1)	—

Net income (loss)	$886	$(270)

Condensed statements of cash flows:

	Nine-month periods ended September 30,
	2005	2004
Cash flows used in operating activities	$(2)	$(3)

Decrease in cash and cash equivalents	(2)	(3)
Cash and cash equivalents at the beginning of year	10	14

Cash and cash equivalents at period end	$8	11

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases		As of the end of the period
Land	118		—	—	—		(8)	110
Building	1,654		—	—	9		(47)	1,616
Transmission equipment	5,241		5	8	24		(39)	5,239
Switching equipment	3,922		2	2	121		(28)	4,019
Power equipment	534		—	1	7		(3)	539
External wiring	5,951		—	—	49		(38)	5,962
Telephony equipment and instruments	883		1	4	8		(2)	894
Cellular handsets given to customers at no cost	342		1	4	—		(3)	344
Vehicles	114		14	—	—		(1)	127
Furniture	108		1	—	—		—	109
Installations	446		—	—	3		—	449
Improvements in third parties buildings.	102		—	1	3		—	106
Computer equipment	2,582		9	4	28		(10)	2,613
Work in progress	147	(*)	307	—	(252)		(2)	200

Fixed assets excluding materials	22,144		340	24	—		(181)	22,327
Materials	96	(**)	68	—	—		(45)	119

Total as of September 30, 2005	22,240		408	24	—	(a)	(226)	22,446

Total as of September 30, 2004	21,818		312	12	—		(58)	22,084

(*)	Includes $127 transferred from materials.
(**)	Net of $127 transferred to fixed assets.

	Depreciation
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers		Accumulated as of the end of the period	Net Carrying Value as of September 30, 2005		Net carrying value as of December 31, 2004
Land	—	—		—		—	—		110		118
Building	(745)	4 –9		(54)		17	(782)		834		909
Transmission equipment	(3,600)	10 –14		(329)		18	(3,911)		1,328		1,641
Switching equipment	(2,994)	10 –14		(222)		39	(3,177)		842		928
Power equipment	(365)	10		(36)		6	(395)		144		169
External wiring	(3,880)	6		(230)		35	(4,075)		1,887		2,071
Telephony equipment and instruments	(744)	10 –18		(40)		1	(783)		111		139
Cellular handsets given to customers at no cost	(337)	100		(9)		3	(343)		1		5
Vehicles	(98)	20		(5)		2	(101)		26		16
Furniture	(84)	10		(5)		1	(88)		21		24
Installations	(330)	10 –25		(21)		—	(351)		98		116
Improvements in third parties buildings.	(74)	2		(2)		—	(76)		30		28
Computer equipment	(2,094)	19 –33		(161)		6	(2,249)		364		488
Work in progress	—	—		—		—	—		200		147

Fixed assets excluding materials	(15,345)			(1,114)		128	(16,331)		5,996		6,799
Materials	—			—		—	—		119		96

Total as of September 30, 2005	(15,345)		(b)	(1,114)	(c)	128	(16,331)	(d)	6,115	(d)	6,895

Total as of September 30, 2004	(13,817)		(e)	(1,199)		11	(15,005)	(d)	7,079

(a)	Includes $(29) corresponding to the reversal of capitalized foreign currency exchange differences included in Gain on debt restructuring and $(50) corresponding to the original value of the buildings held for sale included in Other assets
(b)	Includes (88) corresponding to the depreciation of capitalized foreign currency exchange differences and (14) corresponding to foreign currency translation adjustments.
(c)	Includes $17 corresponding to the reversal of depreciation of capitalized foreign currency exchange differences, included in Gain on debt restructuring and $16 corresponding to the accumulated depreciation of the buildings held for sale, included in Other assets.
(d)	Includes 7 in September 2005, 6 in December 2004 and 4 in September 2004 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(e)	Includes $(89) corresponding to the depreciation of capitalized foreign currency exchange differences and $(5) corresponding to foreign currency translation adjustments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	431	—	2	433
Debt issue costs	81	—	1	82
PCS license	662	—	—	662
Band B license (Paraguay)	123	—	8	131
Rights of use	69	—	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of September 30, 2005	1,472	—	11	1,483

Total as of September 30, 2004	1,440	—	5	1,445

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the period	Net carrying value as of September 30, 2005	Net carrying value as of December 31, 2004
Software obtained or developed for internal use	(373)		(18)	(391)	42	58
Debt issue costs	(78)		(4)	(82)	—	3
PCS license	(71)		—	(71)	591	591
Band B license (Paraguay)	(89)		(17)	(106)	25	34
Rights of use	(23)		(3)	(26)	43	46
Exclusivity agreements	(60)		(4)	(64)	34	38
Trademarks	(5)		—	(5)	3	3

Total as of September 30, 2005	(699)	(a)	(46)	(745)	738	773

Total as of September 30, 2004	(595)	(b)	(88)	(683)	762

a)	An amount of $(25) is included in cost of services, $(2) in general and administrative expenses, $(7) in selling expenses, $(1) in financial results, net and $(2) in Gain on debt restructuring. Also includes $(9) corresponding to foreign currency translation adjustments.
b)	An amount of $(30) is included in cost of services, $(5) in general and administrative expenses, $(45) in selling expenses and $(4) in financial results, net. Also includes $(4) corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value		Number of securities/ shares	Net realizable value as of September 30, 2005	Cost value as of September 30, 2005	Book value as of September 30, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			$1	8,399,999	12	9	12	10
Discount Peso Bond			$1	11,358,852	15	11	15	—
Discount US$ Bond		US$	1	3,894,131	13	11	13	—
Argentina 2004 Bond		US$	1		—	—	—	79
Other bonds		Euro	1		—	—	—	218

Total government bonds					40	31	40	307

Mutual funds
ROBLE$			$1.1	24,667,028	26	26	26	—
SUPERAHORRO$			$0.2	203,120,936	48	48	48	—
1784 A$			$1.0	15,115,648	15	15	15	—
NUEVO RENTA$			$2.2	5,209,207	12	12	12	—
PREMIER RENTA$			$1.8	2,337,392	4	4	4	—
Other			$1		—	—	—	41

Total mutual funds					105	105	105	41

Equity investments
Intelsat Ltd.					—	—	—	8
Total equity investments					—	—	—	8

Total current investments					145	136	145	356

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(d) Current investments

		Book value as of
	Cost as of September 30, 2005	September 30, 2005	December 31, 2004
CURRENT INVESTMENTS
Time deposits
In foreign currency	$327	$327	$3,036
In Argentine pesos	102	102	304

Total current investments	$429	$429	$3,340

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of September 30, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104		18	—	(19)	103
Allowance for obsolescence	3		—	—	(2)	1
Impairment loss on the Argentina 2004 bond	56		—	—	(56)	—

Total deducted from current assets	163	(a)	18	—	(77)	104

Deducted from non-current assets
Valuation allowance of net deferred tax assets	695		—	—	(487)	208
Allowance for doubtful accounts	6		3	—	—	9
Allowance for obsolescence	—		12	—	—	12

Total deducted from non-current assets	701	(b)	15	—	(487)	229

Total deducted from assets as of September 30, 2004	576	(c)	238	—	(14)	800

Inclutded under current liabilities
Provision for commissions	14		49	—	(25)	38
Provision for contingencies	16		—	28	(7)	37

Total included under current liabilities	30	(a)	49	28	(32)	75

Included under non-current liabilities
Provision for contingencies	214		63	(28)	—	249

Total included under liabilities	214	(b)	63	(28)	—	249

Total included under liabilities as of September 30, 2004	225	(d)	38	—	(12)	251

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes $1 in selling expenses, $57 in financial results, net, $178 in income tax expenses and $2 in other expenses, net.
(d)	Includes $10 in selling expenses and $28 in other expenses, net.

(f) Cost of services

	Nine-month periods ended September 30,
	2005	2004
Inventory balance at the beginning of the year	$82	$16
Plus:
Purchases	475	239
Holding results on inventories	(13)	(3)
Cellular handsets given to customers at no cost (a)	(1)	(2)
Replacements	(3)	(10)
Cost of services (Note 15.h)	2,245	2,003
Less:
Inventory balance at the end of the period	(149)	(90)

COST OF SERVICES	$2,636	$2,153

(a)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

	Nine-month periods ended September 30,
	2005	2004
Handsets
Net sales	$219	$90
Cost of sales	(391)	(150)

Gross loss from handsets	$(172)	$(60)

Services
Net sales	$3,838	$3,121
Cost of sales	(2,245)	(2,003)

Gross profit from services	$1,593	$1,118

TOTAL GROSS PROFIT	$1,421	$1,058

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of September 30, 2005				As of December 31, 2004
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	4	2.91000	$12	$12
	G	4,220	0.0004739	2	1
Investments
Time deposits	US$	88	2.91000	254	1,517
	EURO	20	3.4981	71	1,515
	G	3,850	0.0004739	2	4
Government bonds	EURO	—	—	—	218
	US$	4	2.91000	13	79
Impairment loss on the Argentina 2004 bond	US$	—	—	—	(56)
Accounts receivable
	US$	13	2.91000	37	48
	G	45,906	0.0004739	22	41
Related parties	US$	2	2.91000	5	—
Other receivables
Tax credits	G	3,698	0.0004739	2	3
Prepaid expenses	US$	1	2.91000	2	2
	G	4,268	0.0004739	2	—
Others	US$	1	2.91000	2	11
	G	3,096	0.0004739	1	1
Non-current assets
Other receivables
Others	US$	2	2.91000	5	9

Total assets				$432	$3,405

Current liabilities
Accounts payable
Suppliers	US$	74	2.91000	$215	$170
	G	9,740	0.0004739	4	6
	SDR	1	4.2179	2	5
	EURO	3	3.4981	11	5
Advances from customers	G	7,624	0.0004739	4	2
Related parties	US$	—	—	—	14
Debt
Notes – Principal	US$	75	2.91000	219	644
	EURO	2	3.4981	7	4,709
		¥49	0.0256	2	—
Banks loans and others – Principal	US$	17	2.91000	50	1,026
		¥—	—	—	80
Fixed assets financing – Principal	US$	—	—	—	978
	EURO	—	—	—	157
		¥—	—	—	340
Accrued interest	US$	5	2.91000	15	369
	EURO	2	3.4981	7	851
		¥—	—	—	26
Penalty interest	US$	—	—	—	92
	EURO	—	—	—	71
		¥—	—	—	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,713	0.0004739	2	—
Taxes payable
VAT, net	G	1,437	0.0004739	1	—
Income tax	G	12,857	0.0004739	6	1
Other liabilities
Other	US$	1	2.91000	2	1
Non-current liabilities
Accounts payable
Suppliers	US$	1	2.91000	4	7
Debt
Notes – Principal	US$	613	2.91000	1,785	—
	EURO	451	3.4981	1,577	—
		¥10,405	0.0256	266	—
Banks loans and others – Principal	US$	396	2.91000	1,152	1,260
Gain on discounting of debt	US$	(23)	2.91000	(67)	(41)
	EURO	(68)	3.4981	(237)	—
		¥(2,271)	0.0256	(59)	—
Derivative financial instruments	US$	9	2.91000	27	—
Taxes payable
Deferred tax liabilities	G	4,220	0.0004739	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	10	2.91000	27	31

Total liabilities				$5,024	$10,817

(i)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(h)	Expenses

	Expenses			Nine-month period ended September 30, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$233	$95	$176	$504
Depreciation of fixed assets	961	34	105	1,100
Amortization of intangible assets	25	2	7	34
Taxes	99	8	18	125
Turnover tax	155	—	—	155
Maintenance, materials and supplies.	167	10	35	212
Transportation and freight	9	4	20	33
Insurance	4	3	2	9
Energy, water and others	23	7	7	37
Bad debt expense	—	—	18	18
Interconnection costs	107	—	—	107
Cost of international outbound calls	72	—	—	72
Lease of circuits	34	—	—	34
Rental expense	32	2	9	43
Fees for services	39	36	33	108
Advertising	—	—	97	97
Commissions	—	—	312	312
Roaming	88	—	—	88
Charges for termination of calls coming from other cellular operators	184	—	—	184
Others	13	2	33	48

Total	$2,245	$203	$872	$3,320

	Expenses			Nine-month period ended September 30, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$217	$70	$147	$434
Depreciation of fixed assets	1,022	31	141	1,194
Amortization of intangible assets	30	5	45	80
Taxes	76	6	17	99
Turnover tax	117	—	—	117
Maintenance, materials and supplies.	121	3	32	156
Transportation and freight	6	3	17	26
Insurance	14	3	3	20
Energy, water and others	22	5	7	34
Bad debt expense	—	—	1	1
Interconnection costs	101	—	—	101
Cost of international outbound calls	60	—	—	60
Lease of circuits	27	—	—	27
Rental expense	28	2	9	39
Fees for services	22	46	19	87
Advertising	—	—	64	64
Commissions	—	9	157	166
Roaming	39	—	—	39
Charges for termination of calls coming from other cellular operators	90	—	—	90
Others	11	2	7	20

Total	$2,003	$185	$666	$2,854

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(i)	Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	158	—	—	—	—	—	—
Not due
Fourth quarter 2005	572	467	66	803	299	53	146	21
First quarter 2006	2	9	5	—	—	10	—	4
Second quarter 2006	—	2	4	—	19	9	18	1
Third quarter 2006	—	—	16	—	12	22	—	2
Oct. 2006 thru Sep 2007	—	—	94	4	45	9	—	3
Oct. 2007 thru Sep 2008	—	—	6	—	138	6	—	10
Oct. 2008 thru Sep 2009	—	—	156	—	981	4	—	4
Oct. 2009 thru Sep 2010	—	—	2	—	1,130	3	—	4
Oct. 2010 thru Sep 2011	—	—	2	—	1,018	2	—	4
Oct. 2011 and thereafter	2	—	1	—	1,517	4	119	43
Not date due established	—	—	—	—	(363)	—	—	(3)

Total not due	576	478	352	807	4,796	122	283	93

Total as of September 30, 2005	576	636	352	(a)807	4,796	122	283	93

Balances with indexation clauses	—	—	—	1	—	—	—	—
Balances bearing interest	574	171	—	—	4,796	—	—	—
Balances not bearing interest	2	465	352	806	—	122	283	93

Total	576	636	352	807	4,796	122	283	93

Average annual interest rate (%)	3.92	(c)	—	—	(b)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See Note 8.
(c)	$117 bear 50% over the Banco Nación Argentina notes payable discount rate and $54 bear 8.04%.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123	—	—	6,505	—	—	—

Not due
Payable on demand	—	—	—	—	2,913	—	—	—
First quarter 2005	3,640	463	53	509	—	51	134	21
Second quarter 2005	—	23	4	—	9	12	18	2
Third quarter 2005	—	3	3	—	—	8	2	—
Fourth quarter 2005	—	—	19	—	7	8	—	—
Jan. 2006 thru Dec. 2006	—	—	11	1	53	13	1	3
Jan. 2007 thru Dec. 2007	—	—	4	1	78	6	4	5
Jan. 2008 thru Dec. 2008	—	—	2	1	296	5	—	5
Jan. 2009 thru Dec. 2009	—	—	76	1	350	3	—	5
Jan. 2010 thru Dec. 2010	—	—	2	1	337	2	—	4
Jan. 2011 and thereafter	2	—	133	2	146	4	—	49
Not date due established	—	—	—	—	(41)	—	—	—

Total not due	3,642	489	307	516	4,148	112	159	94

Total as of December 31, 2004	3,642	612	307	(a)516	10,653	112	159	94

Balances with indexation clauses	—	20	—	5	—	—	—	—
Balances bearing interest	3,609	128	—	—	10,483	—	—	—
Balances not bearing interest	33	464	307	511	170	112	159	94

Total	3,642	612	307	516	10,653	112	159	94

Average annual interest rate (%)	2.28	(d)	—	—	—	—	—	—

(d)	$96 bear 50% over the Banco Nación Argentina notes payable discount rate, and $32 bear 9.44%.

Ricardo Alberto Ferreiro
Vice-president and acting President

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of September 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Our review report on the consolidated financial statements of Nortel as of September 30, 2004, dated November 10, 2004, included observations related to:

i. a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in Note 3.c.

ii. an uncertainty related to the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom Argentina S.A. (“Telecom”, a subsidiary controlled by Nortel) and Telecom Personal S.A. (“Telecom Personal”, a wholly owned subsidiary of Telecom) and the outcome of the restructurings of the financial indebtedness of Telecom, Telecom Personal and its subsidiary Núcleo, and the preparation of the consolidated financial statements of Nortel as a going concern.

In connection with 3.i., as of September 30, 2005, this effect is no longer material to the consolidated financial statements of Nortel.

In connection with 3.ii., and as mentioned in Note 8 to the consolidated financial statements, this uncertainty has been resolved due to the completion of the restructuring process of Telecom (which occurred in August 2005) and Telecom Personal and Núcleo (which occurred in November 2004). Accordingly, our observations on the consolidated financial statements as of September 30, 2004, related to the uncertainty mentioned in this paragraph, differ from such originally reported.

4.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the year ended December 31, 2004 on which we issued our report dated March 8, 2005 (with qualifications as described in paragraphs 3.i. and 3.ii. of this review report), we report that:

a)	the consolidated financial statements of Nortel as of September 30, 2005 and 2004, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of September 30, 2004);

b)	comparative information included in the accompanying consolidated balance sheets, derives from Nortel’s consolidated financial statements for the year ended December 31, 2004.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at September 30, 2005 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements on which, as regards those matters that are within our competence, we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of September 30, 2004);

d)	at September 30, 2005, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $5.699, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 9, 2005.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2005 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on May 24, 2005 approved, among other issues:

•	Fiscal year 2004, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of Telecom Argentina’s financial debt restructuring process, except to a rule suspends or eliminates the application of referred Section 206 (as it took place after the Annual Ordinary Shareholders’ Meeting, when the Argentine Government suspended the application of Section 206 until December 10, 2005).
•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 17th fiscal year).
•	The auditing Committee’s budget for Fiscal Year 2005.
•	The designation of Price Waterhouse & Co. as external auditors of the Company.

Subsequently, as a consequence of the effects of the Telecom debt restructuring, as of September 30, 2005 the Company is not under provision of the application of Section 206 of the Argentine Companies Law

•	The Company’s results

The Company reached net gain of $886 million for the nine-month period ended September 30, 2005 (“9M05”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

Telecom Argentina reached a consolidated net income of $1,623 million for 9M05 mainly due to the positive effect of $1,424 million as a consequence of the closing of the debt restructuring process of Telecom Argentina. Comparatively, consolidated net loss for the nine-month period ended September 30, 2004 (“9M04”) was $491 million.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 9M05 represented 37%, 9% and 40% of net sales, respectively; compared with 46%, 6% and (15%), respectively, for 9M04.

•	Consolidated net revenues

Consolidated net revenues for 9M05 totaled $4,057 million, an increase of $846 million, or 26%, compared with $3,211 million for 9M04, mainly as a consequence of the increase in revenues generated by the cellular and Internet businesses.

Fixed telephony (Voice, data and Internet)

•	Voice

In fixed telephony operations, local measured service revenues increased by $10 million to $387 million during 9M05. Domestic long distance (DLD) revenues increased by $12 million reaching $334 million. Revenues in both services increased as a consequence of the higher traffic due to incremental demand and higher number of Lines in Service. Traffic in Domestic Long Distance service increased by 9% as a consequence of the implementation of new discount plans while local traffic increased by 1% mainly due to the increase of lines in service.

Total traffic volume (Local and DLD), measured in minutes, increased by 2%.

Monthly charges increased by $30 million, or 6%, to $501 million for 9M05, mainly due to the increase in customer lines that had reached 3,582,000, equivalent to an increase of 4%. It must be noted that the number of lines in service has recovered in 3Q05 to the same level it had as of December 2001, when the economic crisis began.

Revenues generated by interconnection services increased by $31 million, or 21%, to $181 million, mainly due to the increase in cellular traffic transported and terminated on the fixed line network.

Regarding international telephony activities, during 9MH05 revenues reached $167 million increasing by $9 million or 6%, mainly due to higher incoming and outgoing traffic partially offset by a decrease in rates.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $342 million, representing an increase of $34 million, or 11%, mainly due to the increase in revenues generated by the Internet business as a consequence of the increase in the number of ADSL clients. Since 4Q04, Telecom Argentina has been experiencing a migration process of dial-up clients to ADSL services. This process has intensified and has resulted in lower dial-up traffic.

As of September 30, 2005 total lines in service with ADSL connections amounted to 188,000, an increase of 75,000, or 66%. The number of Arnet’s ADSL subscribers reached approximately 129,000, increasing by 84% while Internet dial-up customers reached approximately 137,000, decreasing 12%. Internet dial-up minutes represented 27% of total traffic measured in minutes transported over the fixed-line network.

•	Cellular Telephony

The cellular market in Argentina has grown rapidly during the last months helped by the evolution of the GSM technology and the introduction of new value added services and handsets that has resulted in a substantial increase in the total number of subscribers and penetration.

In this environment, total cellular subscribers of Personal in Argentina reached approximately 5,308,000 as of September 30, 2005, representing an increase of approximately 1,933,000 customers, or 57%. This increase in the client base was fueled by an impressive growth in the number of GSM subscribers, which currently represent 51% of the total customer base.

The customer base in Argentina as of September 30, 2005 amounted to approximately 3,579,000 prepaid subscribers, representing 67% of the total customer base, and approximately 1,729,000 post-paid subscribers, representing the remaining 33% (including clients of “Cuentas Claras” a hybrid prepaid/postpaid product). These percentages were 76% and 24%, respectively, as of September 30, 2004. The substantial improvement of the composition of the customer base is a consequence of the strategy of Personal in Argentina to focus in the acquisition of high-end clients and to increase the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Revenues of Personal in Argentina, after inter-company eliminations, reached $1,763 million increasing by $679 million, or 63%, mainly due to the higher number of subscribers, to the increase in total traffic, to incremental use of value added services and to the increase in sales of handsets.

The average monthly revenue per customer in Argentina increased to $36 or 3% when compared with 9M04 notwithstanding the significant increase in the number of clients. Additionally, total cellular traffic increased by 53% when compared with 9M04.

Nucleo, Personal’s subsidiary that provides cellular services in Paraguay, generated $155 million in revenues during 9M05 that represent an increase of $34 million, or 28%. The revenues of Nucleo are consolidated into the mobile telephony business together with the revenues of Personal.

As of September 30, 2005, Nucleo had approximately 591,000 customers an increase of 133,000, or 29%. Nucleo’s postpaid subscribers increased by 20% reaching 112,000 clients, representing 19% of the customer base. Prepaid customers increased by 31% reaching 479,000, equivalent to 81% of the customer base.

•	Directories publishing

Publicom sales increased by $9 million or 113% reaching $17 million due to higher sales of advertising space and the acquisition of new customers.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 9M05 increased by $707 million, or 24%, to $3,710 million. The evolution of costs is mainly related to the increase in sales and competition in the mobile telephony business in Argentina. As an example of this, subscriber acquisition cost (including handset subsidies, agent commissions and advertising) increased by $240 million or 152% reaching $398 million.

•	Investments

Of the total amount of $340 million invested in fixed assets during 9M05, $149 million, or 44%, corresponds to fixed-line telephony, data transmission and Internet, and $191 million or 56% to the cellular business.

Additionally, during 9M05 the Company has invested $68 million in materials (of which $43 correspond to cellular telephony) that in a short period will be classified as investments in fixed assets.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Other matters

Creation of a Global Program of Personal

On October 6, 2005, the Ordinary and Extraordinary Shareholders Meeting of Personal resolved the creation of a Global Program for the issuance of Simple, Unsecured Notes, up to the maximum outstanding at any time of US$500,000,000 or its equivalent in other currencies. Additionally, the Company requested to the Comisión Nacional de Valores the authorization for Personal to enter in the public offer regime, and the authorization of the Global Program, in order to be in condition to obtain the authorization of public offer of Notes that will be issued under such program.

The Board of Directors of Personal assumed the commitment that the issuance of new debt will be made under the Global Program and up to the maximum amount and in strict compliance with the commitments assumed by Personal and Telecom Argentina with its financial creditors in the respective debt restructuring documents.

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Summary comparative consolidated balance sheets

	As of September 30,
	2005	2004	2003	2002	2001
Current assets	1,484	4,427	2,602	2,306	2,834
Non current assets	7,138	8,100	9,381	11,452	12,061

Total assets	8,622	12,527	11,983	13,758	14,895

Current liabilities	1,494	11,471	9,996	12,501	3,815
Non current liabilities	4,931	321	343	144	5,810

Total liabilities	6,425	11,792	10,339	12,645	9,625

Minority interest	998	337	745	489	2,399
Foreign currency translation adjustments	29	23	27	39	—
Shareholders’ equity	1,170	375	872	585	2,871

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	8,622	12,527	11,983	13,758	14,895

4. Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2005	2004	2003	2002	2001
Net sales	4,057	3,211	2,711	3,151	5,356
Operating costs	(3,711)	(3,004)	(2,689)	(3,296)	(4,608)

Operating income (loss)	346	207	22	(145)	748
Equity gain (loss) from related companies	7	(1)	2	(18)	(5)
Amortization of goodwill	—	—	—	(10)	(13)
Financial results, net	91	(622)	528	(5,861)	(365)
Other expenses, net	(109)	(69)	(138)	(115)	(109)
Gain on debt restructuring	1,424	—	375	—	—

Net income (loss) before income tax and minority interest	1,759	(485)	789	(6,149)	256
Income tax benefit (expense), net	(134)	(9)	—	1,990	(116)
Minority interest	(739)	224	(365)	1,893	(64)

Net income (loss)	886	(270)	424	(2,266)	76

5. Statistical data (in physical units)

•	Fixed telephone service

September 30,	2005		2004		2003		2002		2001
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3.825.809	4.214	3.800.672	(738)	3.800.604	304	3.802.400	6	3.796.460	13.624
Lines in service (a)	3.906.212	52.651	3.749.964	49.342	3.622.749	44.192	3.610.130	(22.129)	3.892.229	(21.913)
Customers lines	3.582.437	48.418	3.453.026	43.765	3.327.514	42.444	3.310.342	(20.921)	3.586.679	(28.937)
Public phones installed	83.951	189	83.286	1.875	79.446	86	79.497	(182)	82.574	(158)
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (b)	20.6	0.2	19.9	0.2	19.4	0.2	19.6	(0.1)	21.3	(0.2)
Lines in service per employee	345	5	328	5	342	10	326	(1)	379	1

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

•	Cellular telephone service

Personal

September 30,	2005		2004		2003		2002		2001
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	1,729,000	240,000	768,000	142,600	407,000	1,600	510,000	(60,000)	784,000	(45,900)
Prepaid subscribers	3,579,000	255,000	2,607,000	131,000	2,018,000	169,100	1,642,000	95,500	1,410,000	59,500

Núcleo

September 30,	2005		2004		2003		2002		2001
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	112,000	5,000	92,000	4,000	75,000	1,400	76,000	(1,600)	64,000	6,600
Prepaid subscribers	479,000	19,000	365,000	(22,700)	444,000	1,700	469,000	2,300	414,000	37,600

•	Internet

September 30,	2005		2004		2003		2002		2001
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	129,700	(8,700)	149,500	(1,200)	148,700	2,200	143,200	(9,900)	246,600	(8,900)
ADSL subscribers	184,200	25,200	110,800	17,200	62,100	8,400	38,600	3,400	17,000	8,100

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6. Consolidated ratios

September 30,	2005	2004	2003	2002	2001
Liquidity (1)	0,99	0,39	0,26	0,18	0,74
Solvency (2)	0,34	0,06	0,16	0,09	0,55
Locked up capital (3)	0,83	0,65	0,78	0,83	0,81

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

During the 3Q05 the main variables of the Argentine economy continued to show positive trends. The indicators of production output and economic activity continued to show a positive evolution, and in some cases with important levels of growth. With respect to the evolution of prices and inflation, indications of acceleration in the rhythm of price increases started to arise, after a period of two years of very low inflation. Monetary and economic authorities, together with the population in general, showed concerns on this issue, and took concrete actions to neutralize this effect, and achieved a deceleration in the evolution of prices. These actions could affect the positive performance of the Argentine economy. Meanwhile, as a result of the increase of tax collection and to the control of expenditure, fiscal results continued to show important levels of surplus. It must be pointed out that the latter has shown an increase due to wages increases granted to people working in the public sector and to the passive sector.

With respect to the operations of the Telecom Group, as in previous quarters, the fixed-line business continued to register increases in the number of lines in service and levels of traffic. Notwithstanding, the effect of the freeze of the fixed line tariffs enforced by the Government limits any potential absorption of incremental costs caused by the inflationary effect. It must be noted that the resolution of the renegotiation of the Transfer Agreement with the National authorities continues to be a pending issue.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers, but affected the margin of the business.

Regarding the debt of Telecom Argentina, on August 31, 2005 Telecom Argentina successfully completed its debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the outstanding debt, in accordance with the terms of the APE. As a consequence, Telecom Argentina recorded an unusual gain of $1,424 millions.

The closing of the debt restructuring process was the necessary step so the Telecom Group could continue to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. This will allow Telecom Argentina to continue undertaking important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. Telecom Argentina expects that such actions will result in the improvement in the levels of profitability.

Ricardo Alberto Ferreiro
Vice-president and acting President

V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 30, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager